September 16, 2025
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crestline Lending Solutions, LLC – File No. 814-01893
Rule 17g-1(g) Fidelity Bond Filing
Dear Sir or Madam:
Enclosed for filing, on behalf of Crestline Lending Solutions, LLC (the “Company”), pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, please find the following:
(i)         a Certificate of the Corporate Secretary of the Company containing the resolutions of the Company’s board of directors approving the amount, type, form and coverage of the fidelity bond covering the Company (the “Fidelity Bond”) and a statement as to the period for which premiums have been paid (attached as Exhibit A); and
(ii)        a copy of the Fidelity Bond, which includes a statement as to the period for which premiums have been paid (attached as Exhibit B).

Very truly yours,

Crestline Lending Solutions, LLC

/s/ Jesus Payán
Jesus Payán
Corporate Secretary

Enclosures

EXHIBIT A
CERTIFICATE OF THE CORPORATE SECRETARY
The undersigned, Jesus Payán, Corporate Secretary of Crestline Lending Solutions, LLC, a Delaware limited liability company (the “Company”), hereby certifies that:
1.         This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.
2.         The undersigned is the duly elected, qualified and acting Corporate Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.
3.         Attached hereto as Annex A is a copy of the resolutions approved by the Company’s board of directors, including a majority of the directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Company, approving the amount, type, form and coverage of the Bond.
4.         Premiums have been paid for the period September 1, 2025 to September 1, 2026.
IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 16th day of September, 2025.

/s/ Jesus Payán
Jesus Payán
Corporate Secretary

Annex A
Resolutions Approved by the Board of Directors of Crestline Lending Solutions, LLC on August 19, 2025
    WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require a business development company (“BDC”) such as Crestline Lending Solutions, LLC (the “Company”) to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”);
WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1 under the 1940 Act;
WHEREAS, Rule 17g-1 requires that a majority of the directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Company (the “Independent Directors”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1, which are described in the accompanying memorandum previously provided to the Board of Directors of the Company (the “Board”); and
WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the Securities and Exchange Commission (the “SEC”) and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.
NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Great American Insurance Group, a reputable fidelity insurance company, having an aggregate coverage in the amount equal to $1,000,000, are fair and reasonable, and the Fidelity Bond be, and hereby is, approved by the Board;
FURTHER RESOLVED, that the Board, including all of the Independent Directors, have determined the premium to be paid by the Company to be, and it hereby is, approved, and that the Authorized Officers (as defined below) be, and each of them hereby is, authorized and directed to cause the Company to pay the premium;
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company;
FURTHER RESOLVED, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making, or directing legal counsel to make the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC;
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such Authorized Officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions;
FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or employees of Crestline Management, L.P., the Company’s investment adviser, in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company; and
FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Compliance Officer, the Corporate Secretary, the Controller and the Chief Development Officer of the Company (collectively, the “Authorized Officers”).

EXHIBIT B

SDM 35 08 23 IMPORTANT NOTICE HAVE A COMPLAINT OR NEED HELP? If you have a problem with a claim or your premium, call your insurance company or HMO first. If you cannot work out the issue, the Texas Department of Insurance may be able to help. Even if you file a complaint with the Texas Department of Insurance, you should also file a complaint or appeal through your insurance company or HMO. If you don’t, you may lose your right to appeal. Great American Insurance Company To get information or file a complaint with your insurance company or HMO: Toll-free: 1-800-972-3008 Email: contactus@gaig.com Mail: 301 E. 4th Street Cincinnati, OH 45202 The Texas Department of Insurance To get help with an insurance question or file a complaint with the state: Call with a question: 1-800-252-3439 File a complaint: www.tdi.texas.gov Email: ConsumerProtection@tdi.texas.gov Mail: Consumer Protection, MC: CO-CP, Texas Department of Insurance, P.O. Box 12030, Austin, TX 78711-2030 ¿TIENE UNA QUEJA O NECESITA AYUDA? Si tiene un problema con una reclamación o con su prima de seguro, llame primero a su compañía de seguros o HMO. Si no puede resolver el problema, es posible que el Departamento de Seguros de Texas (Texas Department of Insurance, por sunombre en inglés) pueda ayudar. Aun si usted presenta una queja ante el Departamento de Seguros de Texas, también debe presentar una queja a través del proceso de quejas o de apelaciones de su compañia de seguros o HMO. Si no lo hace, podría perder su derecho para apelar. Great American Insurance Company Para obtener información o para presentar una queja ante su compañia de seguros o HMO: Teléfono gratuito: 1-800-972-3008 Correo electrónico: contactus@gaig.com Dirección postal: 301 E. 4th Street Cincinnati, OH 45202 El Departamento de Seguros de Texas Para obtener ayuda con una pregunta relacionada con los seguros o para presentar una queja ante el estado: Llame con sus preguntas al: 1-800-252-3439 Presente una queja en: www.tdi.texas.gov Correo electrónico: ConsumerProtection@tdi.texas.gov Dirección postal: Consumer Protection, MC: CO-CP, Texas Department of Insurance, P.O. Box 12030, Austin, TX 78711-2030 R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

S D M - 6 8 3 (Ed. 08/14) IMPORTANT NOTICE FIDELITY CRIME DIVISION CLAIMS Should this account have a potential claim situation, please contact: Fidelity & Crime Claims Department Great American Insurance Group Five Waterside Crossing Windsor, CT 06095 (860) 298-7330 (860) 688-8188 fax CrimeClaims@gaig.com R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

INVESTMENT COMPANY BOND GREAT AMERICAN INSURANCE COMPANY (A Stock Insurance Company, Herein Called the Underwriter) DECLARATIONS Bond No. FS F398598 00 Item 1. Name of Insured (herein called Insured): Crestline Lending Solutions, LLC Principal Address: 201 Main Street Suite 2100 Fort Worth,TX 76102 Item 2. Bond Period: from 12:01 a.m. on 09/01/2025 to 09/01/2026 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates. Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof, Amount applicable to Limit of Liability Deductible Insuring Agreement (A)-Fidelity $ 1,000,000 $ 0 Insuring Agreement (B)-On Premises $ 1,000,000 $ 15,000 Insuring Agreement (C)-In Transit $ 1,000,000 $ 15,000 Insuring Agreement (D)-Forgery or Alteration $ 1,000,000 $ 15,000 Insuring Agreement (E)-Securities $ 1,000,000 $ 15,000 Insuring Agreement (F)-Counterfeit Currency $ 1,000,000 $ 15,000 Insuring Agreement (G)-Stop Payment $ 100,000 $ 15,000 Insuring Agreement (H)-Uncollectible Items of Deposit $ Not Covered $ N/A Insuring Agreement (I)-Audit Expense $ 25,000 $ 0 Insuring Agreement (J)-Telefacsimile Transmissions $ 1,000,000 $ 15,000 Insuring Agreement (K)-Unauthorized Signatures $ 100,000 $ 15,000 Optional Insuring Agreements and Coverages Insuring Agreement (L)-Computer Systems $ 1,000,000 $ 15,000 Insuring Agreement (M)-Automated Phone Systems $ Not Covered $ N/A Insuring Agreement (N)-Fraudulent Transfer Instructions $ 1,000,000 $ 15,000 If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom. FI 75 10 11 16 FI 75 10 11 16 (Page 1 of 2) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows: N/A Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto: See Form FI8801 Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this Bond becomes effective. FI 75 10 11 16 (Page 2 of 2) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 1 o f 13) FI 75 11 (Ed. 08/15) INVESTMENT COMPANY BOND The Underwriter, in consideration o f an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms o f this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount o f insurance is applicable as set forth in Item 3 o f the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for: INSURING AGREEMENTS FIDELITY (A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed any- where and whether committed alone or in collusion with others, including loss o f Property resulting from such acts o f an Employee, which Property is held by the Insured f o r any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent: (a) to cause the Insured to sustain such loss; and (b) to obtain financial benefit f o r the Employee, or f o r any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, prof i t sharing, pensions or other employee benefits earned in the normal course o f employment. ON PREMISES (B) Loss o f Property (occurring with or without negligence or violence) through robbery, bu r - glary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control o f the Insured, and loss o f subscription, conversion, redemption or deposit privileges through the misplacement or loss o f Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any of f ices or premises located anywhere, except in an office listed in Item 4 o f the Declarations or amendment thereof or in the mail or with a carrier f o r hire other than an armored motor vehicle company, f o r the p u r - pose o f transportation. Off ices and Equipment (1) Loss o f or damage to furnishings, fixtures, stationary, supplies or equipment, within any o f the Insured's of f ices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up o f such off ice, or attempt thereat, or by vandalism or malicious mis - chief; or (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up o f such office or attempt thereat. IN TRANSIT (C) Loss o f Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss o f subscription, conversion, redemption or deposit privileges through the misplacement or loss o f Property, while the Property is in transit anywhere in the custody o f any person or persons acting as messenger, except while in the mail or with a carrier f o r hire, other than an armored motor vehicle company, f o r the purpose o f transportation, such transit to begin immediately upon receipt o f such Property by the trans- porting person or persons, and to end immediately upon delivery thereof at destination. R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 2 o f 13) FORGERY OR ALTERATION (D) Loss through FORGERY or ALTERATION of, on or in any bills o f exchange, checks, drafts, acceptances, certificates o f deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters o f credit, w r i t - ten instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt o f funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer o f the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, o f any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent o f such customer, shareholder or subscriber to shares, whether certificated or uncertificated, o f an Invest- ment Company, financial or banking institution or stockbroker, withdrawal orders or receipts f o r the withdrawal o f funds or Property, or receipts or certificates o f deposit f o r Prop - erty and bearing the name o f the Insured as issuer, or o f another Investment Company f o r which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage f o r Insuring Agreement (F) is provided f o r in the Declarations o f this Bond. Any check or draft (a) made payable to a fictitious payee and endorsed in the name o f such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent o f such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement. Mechanically reproduced facsimile signatures are treated the same as handwritten signa- tures. SECURITIES (E) Loss sustained by the Insured, including loss sustained by reason o f a violation o f the c o n - stitution, by-laws, rules or regulations o f any Self Regulatory Organization o f which the In- sured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations o f any Self Regulatory Organization i f the Insured had been a member thereof, (1) through the Insured's having, in good faith and in the course o f business, whether f o r its own account or f o r the account o f others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, e x - tended any credit or assumed any liability, on the faith of , or otherwise acted upon, any securities, documents or other written instruments which prove to have been (a) counterfeited, or (b) forged as to the signature o f any maker, drawer, issuer, endorser, as - signor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature o f any person signing in any other capacity, or (c) raised or otherwise altered, or lost, or stolen, or (2) through the Insured's having, in good faith and in the course o f business, guaranteed in writing or witnessed any signatures whether f o r valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills o f sale, powers o f attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof. Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and o f themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 3 o f 13) course o f business, transferable by delivery o f such agreements with any necessary En- dorsement or assignment. The word "counterfeited" as used in this In- suring Agreement shall be deemed to mean any security, document or other written in - strument which is intended to deceive and to be taken f o r an original. Mechanically reproduced facsimile signatures are treated the same as handwritten signa- tures. COUNTERFEIT CURRENCY (F) Loss through the receipt by the Insured, in good faith, o f any counterfeited money o r - ders or altered paper currencies or coin o f the United States o f America or Canada issued or purporting to have been issued by the United States o f America or Canada or issued pursuant to a United States o f America or Canadian statute f o r use as currency. STOP PAYMENT (G) Loss against any and all sums which the In- sured shall become obligated to pay by reason o f the Liability imposed upon the Insured by law f o r damages: For having either complied with or failed to comply with any written notice o f any cus - tomer, shareholder or subscriber o f the In- sured or any Authorized Representative o f such customer, shareholder or subscriber to stop payment o f any check or draft made or drawn by such customer, shareholder or sub- scriber or any Authorized Representative o f such customer, shareholder or subscriber, or For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber o f the Insured, or any Autho- rized Representative o f such customer, shareholder or Subscriber. UNCOLLECTIBLE ITEMS OF DEPOSIT (H) Loss resulting from payments o f dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items o f Deposit o f a customer, shareholder or sub- scriber credited by the Insured or the In- sured's agent to such customer's, sharehol- der's or subscriber's Mutual Fund Account: or loss resulting from any item o f Deposit p r o - cessed through an Automated Clearing House which is reversed by the customer, sharehol- der or subscriber and deemed uncollectible by the Insured. Loss includes dividends and interest accrued not to exceed 15% o f the Uncollectible items which are deposited. This Insuring Agreement applies to all Mutual Funds with "exchange privileges" i f all Fund(s) in the exchange program are insured by a Great American Insurance Company o f Cin- cinnati, OH f o r Uncollectible Items o f Deposit. Regardless o f the number o f transactions b e - tween Fund(s) the minimum number o f days o f deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first c red - ited to any Insured Fund(s). AUDIT EXPENSE (I) Expense incurred by the Insured f o r that part o f the costs o f audits or examinations r e - quired by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason o f the discovery o f loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement o f any o f the Employees. The total liability o f the Underwriter f o r such expense by reason o f such acts o f any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 o f the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement o f one or more o f the Employees and the liability under this paragraph shall be in addition to the Limit o f Liability stated in Insuring Agreement (A) in Item 3 o f the Declarations. TELEFACSIMILE TRANSMISSIONS (J) Loss resulting by reason o f the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 4 o f 13) acknowledging the transfer, payment, or d e - livery o f funds or property, the establishment o f a credit, debiting o f any account, or the giving o f value by the Insured, but only i f such telefacsimile instructions: (1) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key f o r Telefacsimile instructions in the ordinary course o f business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and (2) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent o f such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature. "Telefacsimile" means a system o f transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room f o r the purposes o f r e - producing a copy o f said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House. UNAUTHORIZED SIGNATURES (K) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a cus - tomer's account which bears the signature or Endorsement o f one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account. It shall be a condition precedent to the In - sured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account. GENERAL AGREEMENTS (A) ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE (1) If the Insured shall, while this Bond is in force, establish any additional office or off ices, such of f ice or of f ices shall be automatically covered hereunder from the dates o f their establishment, respectively. No notice to the Underwriter o f an in - crease during any premium period in the number o f of f ices or in the number o f Employees at any o f the of f ices covered hereunder need be given and no additional premium need be paid f o r the remainder o f such premium period. (2) I f an Investment Company, named as In- sured herein, shall, while this Bond is in force, merge or consolidate with, or p u r - chase the assets o f another institution, coverage f o r such acquisition shall apply automatically from the date o f acquisition. The Insured shall notify the Underwriter o f such acquisition within 60 days o f said date, and an additional premium shall be computed only i f such acquisition involves additional of f ices or employees. WARRANTY (B) No statement made by or on behalf o f the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty o f anything except that it is true to the best o f the knowledge and belief o f the p e r - son making the statement. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part o f this Bond) (C) The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled o f any suit or legal proceeding brought against the Insured to enforce the lnsured's liability or alleged liability on account R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 5 o f 13) o f any loss, claim or damage which, i f established against the Insured, would constitute a loss sustained by the Insured covered under the terms o f this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that (1) an Employee admits to being guilty o f any dishonest or fraudulent act(s), including Larceny or Embezzlement; or (2) an Employee is adjudicated to be guilty o f any dishonest or fraudulent act(s), including Larceny or Embezzlement; (3) in the absence o f (1) or (2) above an arbitration panel agrees, after a review o f an agreed statement o f facts, that an Employee would be found guilty o f d is - honesty i f such Employee were prosecuted. The Insured shall promptly give notice to the Underwriter o f any such suit or legal proceeding and at the request o f the Underwriter shall furnish it with copies o f all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Under- writer to conduct the defense o f such suit or legal proceeding, in the Insured's name, through attorneys o f the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense o f such suit or legal proceeding. I f the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or i f a Deductible Amount is applicable, the liability o f the Underwriter under this General Agreement is limited to that percentage o f litigation expense determined by pro ration o f the Bond limit o f liability to the amount claimed, after the application o f any deductible. This litigation expense will be in addition to the Limit o f Liability f o r the applicable Insuring Agreement. FORMER EMPLOYEE (D) Acts o f Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee o f the Insured be discovered subsequent to the termination o f employment, coverage would still apply under Insuring Agreement (A) i f the direct proximate cause o f the loss occurred while the former Employee performed duties within the scope o f his/her employment. THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS: SECTION 1. DEFINITIONS The fol lowing terms, as used in this Bond, shall have the respective meanings stated in this Section: (a) Employee means: (1) any o f the Insured's officers, partners, or employees, and (2) any o f the officers or employees o f any predecessor o f the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase o f assets o f capital stock o f such predecessor, and (3) attorneys retained by the Insured to p e r - form legal services f o r the Insured and the employees o f such attorneys while such attorneys or the employees o f such attorneys are performing such services f o r the Insured, and (4) guest students pursuing their studies or duties in any o f the Insured's off ices, and (5) directors or trustees o f the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder a c - counting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope o f the usual duties o f an officer or employee or while acting as a member o f any committee duly elected or R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 6 o f 13) appointed to examine or audit or have custody o f or access to the Property o f the Insured, and (6) any individual or individuals assigned to perform the usual duties o f an employee within the premises o f the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor o f checks or other accounting records o f the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities f o r the Insured, unless included under Sub-section (9) hereof, and (8) those persons so designated in section 15, Central Handling o f Securities, and (9) any officer, partner or Employee o f (a) an investment advisor, (b) an underwriter (distributor), (c) a transfer agent or shareholder a c - counting record-keeper, or (d) an administrator authorized by written agreement to keep financial and/or other required records, f o r an Invest- ment Company, named as Insured while performing acts coming within the scope o f the usual duties o f an officer or Employee o f any Investment Company named as Insured herein, or while acting as a member o f any committee duly elected or appointed to examine or audit or have custody o f or access to the Property o f any such Invest- ment Company provided that only Employees or partners o f a transfer agent, shareholder accounting record - keeper or administrator which is an affiliated person as defined in the In- vestment Company Act o f 1940, o f an Investment Company named as Insured, or is an affiliated person o f the adviser, underwriter or administrator o f such Investment Company, and which is not a bank, shall be included within the definition o f Employee. Each employer o f temporary personnel or processors as set for th in Sub- Sections (6) and (7) o f Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person f o r all the purposes o f this Bond, excepting, however, the last paragraph o f Section 13. Brokers, or other agents under contract or representatives o f the same general character shall not be considered Employees. (b) Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bu l - lion, precious metals o f all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences o f debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills o f exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills o f lading, conditional sales contracts, abstracts o f title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments o f such Policies, mortgages and instruments, and other valuable papers, including books o f account and other records used by the Insured in the conduct o f its business, and all other instruments similar to or in the nature o f the foregoing including Electronic Representations o f such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason o f a predecessor's declared financial condition at the time o f the Insured's consolidation or merge with, or purchase o f the principal assets of , such predecessor or which are held by the Insured f o r any purpose or in any capacity and whether so held by the Insured f o r any p u r - pose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. (c) Forgery means the signing o f the name o f another with the intent to deceive; it does not include the signing o f one's own name with or without authority, in any capacity, or f o r any purpose. R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 7 o f 13) (d) Larceny and Embezzlement as it applies to any named Insured means those acts as set for thin Section 37 o f the Investment Company Act o f 1940. (e) Items o f Deposit means any one or more checks and drafts. SECTION 2. EXCLUSIONS THIS BOND DOES NOT COVER: (a) loss effected directly or indirectly by means o f forgery or alteration of , on or in any in - strument, except when covered by Insuring Agreement (A), (D), (E) or (F). (b) loss due to riot or civil commotion outside the United States o f America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge o f such riot, civil commotion, military, naval or usurped power, war or insurrection on the part o f any person acting f o r the Insured in initiating such transit. (c) loss, in time o f peace or war, directly or indirectly caused by or resulting from the effects o f nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses o f nuclear energy. (d) loss resulting from any wrongful act or acts o f any person who is a member o f the Board o f Directors o f the Insured or a member o f any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner o f the Insured in some other capacity, nor, in any event, loss resulting from the act or acts o f any person while acting in the capacity o f a member o f such Board or equivalent body. (e) loss resulting from the complete or partial nonpayment of , or default upon, any loan or transaction in the nature of , or amounting to, a loan made by or obtained from the Insured or any o f its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agree- ment (A), (E) or (F). (f) loss resulting from any violation by the In- sured or by any Employee (1) o f law regulating (a) the issuance, purchase or sale o f securities, (b) securities trans- actions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or (2) o f any rule or regulation made pursuant to any such law. unless such loss, in the absence o f such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E). (g) loss o f Property or loss o f privileges through the misplacement or loss o f Property as set for thin Insuring Agreement (C) or (D) while the Property is in the custody o f any armored motor vehicle company, unless such loss shall be in excess o f the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company f o r the benefit o f users o f its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or f o r the benefit o f users o f said armored motor vehicle company's s e r - vice, and then this Bond shall cover only such excess. (h) potential income, including but not limited to interest and dividends, not realized by the In- sured because o f a loss covered under this Bond, except as included under Insuring Agreement (I). (i) all damages o f any type f o r which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond. (j) loss through the surrender o f Property away from an of f ice o f the Insured as a result o f a threat (1) to do bodily harm to any person, except loss o f Property in transit in the custody o f any person acting as messenger p r o - R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 8 o f 13) vided that when such transit was initiated there was no knowledge by the Insured o f any such threat, or (2) to do damage to the premises or Property o f the Insured, except when covered under Insuring Agreement (A). (k) all costs, fees and other expenses incurred by the Insured in establishing the existence o f or amount o f loss covered under this Bond unless such indemnity is provided f o r under In- suring Agreement (I). (l) loss resulting from payments made or withdrawals from the account o f a customer o f the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative o f such person, who is within the premises o f the drawee bank o f the Insured or within the of f ice o f the Insured at the time o f such payment or withdrawal or unless such payment is covered under Insuring Agreement (A). (m) any loss resulting from Uncollectible Items o f Deposit which are drawn from a financial i n - stitution outside the f i f t y states o f the United States o f America, District o f Columbia, and territories and possessions o f the United States o f America, and Canada. SECTION 3. ASSIGNMENT OF RIGHTS This Bond does not a f ford coverage in favor o f any Employers o f temporary personnel or o f processors as set for thin sub-sections (6) and (7) o f Section 1(a) o f this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account o f any loss through dishonest or fraudulent act(s) including Larceny or Embezzle- ment committed by any o f the partners, officers or employees o f such Employers, whether acting alone or in collusion with others, an assignment o f such o f the Insured's rights and causes o f action as it may have against such Employers by reason o f such acts so committed shall, to the extent o f such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for. SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS This Bond is f o r the use and benefit only o f the Insured named in the Declarations and the Under- writer shall not be liable hereunder f o r loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof o f loss. At the earliest practicable moment after discovery o f any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof o f loss with full particulars. I f claim is made under this Bond f o r loss o f securities or shares, the Underwriter shall not be liable unless each o f such securities or shares is identified in such proof o f loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof o f loss within which to investigate the claim, and this shall apply n o t - withstanding the loss is made up wholly or in part o f securities o f which duplicates may be obtained. Legal proceedings f o r recovery o f any loss here- under shall not be brought prior to the expiration o f sixty days after such proof o f loss is filed with the Underwriter nor after the expiration o f twenty - four months from the discovery o f such loss, except that any action or proceeding to recover hereunder on account o f any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within t w e n - t y - f o u r months from the date upon which the judgment in such suit shall become final. I f any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period o f limitation permitted by such law. Discovery occurs when the Insured (a) becomes aware o f facts, or (b) receives written notice o f an actual or poten- tial claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to as- sume that a loss covered by the Bond has been or will be incurred even though the exact amount or details o f loss may not be then known. R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 9 o f 13) SECTION 5. VALUATION OF PROPERTY The value o f any Property, except books o f a c - counts or other records used by the Insured in the conduct o f its business, f o r the loss o f which a claim shall be made hereunder, shall be deter - mined by the average market value o f such Prop - erty on the business day next preceding the discovery o f such loss; provided, however, that the value o f any Property replaced by the Insured prior to the payment o f claim therefor shall be the actual market value at the time o f replace- ment; and further provided that in case o f a loss or misplacement o f interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise o f subscription, c o n - version, redemption or deposit privileges, the value thereof shall be the market value o f such privileges immediately preceding the expiration thereof i f said loss or misplacement is not d is - covered until after their expiration. I f no market price is quoted f o r such Property or f o r such privileges, the value shall be fixed by agreement between the parties or by arbitration. In case o f any loss or damage to Property consisting o f books o f accounts or other records used by the Insured in the conduct o f its business, the Underwriter shall be liable under this Bond only i f such books or records are actually reproduced and then f o r not more than the cost o f blank books, blank pages or other materials plus the cost o f labor f o r the actual transcription or copying o f data which shall have been furnished by the Insured in order to reproduce such books and other records. SECTION 6. VALUATION OF PREMISES AND FURNISHINGS In case o f damage to any of f ice o f the Insured, or loss o f or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable f o r more than the actual cash value thereof, or f o r more than the actual cost o f their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. I f the Underwriter and the Insured can- not agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration. SECTION 7. LOST SECURITIES If the Insured shall sustain a loss o f securities the total value o f which is in excess o f the limit stated in Item 3 o f the Declarations o f this Bond, the liability o f the Underwriter shall be limited to payment for , or duplication of , securities having value equal to the limit stated in Item 3 o f the Declarations o f this Bond. If the Underwriter shall make payment to the In- sured f o r any loss o f securities, the Insured shall thereupon assign to the Underwriter all o f the Insured's rights, title and interests in and to said securities. With respect to securities the value o f which do not exceed the Deductible Amount (at the time o f the discovery o f the loss) and f o r which the Underwriter may at its sole discretion and option and at the request o f the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Under- writer against all loss or expense that the Under- writer may sustain because o f the issuance o f such Lost Instrument Bond or Bonds. With respect to securities the value o f which exceeds the Deductible Amount (at the time o f discovery o f the loss) and f o r which the Under- writer may issue or arrange f o r the issuance o f a Lost Instrument Bond or Bonds to effect replace- ment thereof, the Insured agrees that it will pay as premium therefor a proportion o f the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value o f the securities upon discovery o f the loss, and that it will indemnify the issuer o f said Lost Instrument Bond or Bonds against all loss and expense that is not recover - able from the Underwriter under the terms and conditions o f this INVESTMENT COMPANY BOND subject to the Limit o f Liability hereunder. SECTION 8. SALVAGE In case o f recovery, whether made by the Insured or by the Underwriter, on account o f any loss in excess o f the Limit o f Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, r e - insurance, security or indemnity taken by or f o r the benefit o f the Underwriter, the net amount o f such recovery, less the actual costs and expenses o f making same, shall be applied to reimburse the R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 10 o f 13) Insured in full f o r the excess portion o f such loss, and the remainder, i f any, shall be paid first in reimbursement o f the Underwriter and there- after in reimbursement o f the Insured f o r that part o f such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided f o r herein. SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY At all times prior to termination hereof this Bond shall continue in force f o r the limit stated in the applicable sections o f Item 3 o f the Declarations o f this Bond notwithstanding any previous loss f o r which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless o f the number o f years this Bond shall continue in force and the number o f premiums which shall be payable or paid, the liability o f the Underwriter under this Bond with respect to all loss resulting form (a) any one act o f burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or (b) any one unintentional or negligent act on the part o f any one person resulting in damage to or destruction or misplacement o f Property, shall be deemed to be one loss, or (c) all wrongful acts, other than those specified in (a) above, o f any one person shall be deemed to be one loss, or (d) all wrongful acts, other than those specified in (a) above, o f one or more persons (which dishonest act(s) or act(s) o f Larceny or Embezzlement include, but are not limited to, the failure o f an Employee to report such acts o f others) whose dishonest act or acts intention- ally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of , the d is - honest act or acts o f any other person or persons shall be deemed to be one loss with the act or acts o f the persons aided, or (e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit o f Liability stated in Item 3 o f the Declarations o f this Bond irrespective o f the total amount o f such loss or losses and shall not be cumulative in amounts from year to year or from period to period. Sub-section (c) is not applicable to any situation to which the language o f sub-section (d) applies. SECTION 10. LIMIT OF LIABILITY With respect to any loss set for thin the PRO- VIDED clause o f Section 9 o f this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest o f the Insured and terminated or can- celled or allowed to expire and in which the period f o r discovery has not expired at the time any such loss thereunder is discovered, the total l i - ability o f the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, f o r any such loss i f the latter amount be the larger. SECTION 11. OTHER INSURANCE If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only f o r such amount o f such loss which is in excess o f the amount o f such other insurance or suretyship, not exceeding, however, the Limit o f Liability o f this Bond applicable to such loss. SECTION 12. DEDUCTIBLE The Underwriter shall not be liable under any o f the Insuring Agreements o f this Bond on account o f loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) o f Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liability, unless the amount o f such loss, after deducting the net amount o f all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy o f insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter o f such loss, shall exceed the Deductible Amount set for thin Item 3 o f the Declarations hereof (herein called Deduct- R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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FI 75 11 (Ed. 08/15) (Page 11 o f 13) ible Amount) and then f o r such excess only, but in no event f o r more than the applicable Limit o f Liability stated in Item 3 o f the Declarations. The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7. There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any In- vestment Company named as Insured herein. SECTION 13. TERMINATION The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt o f such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the In- sured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date o f the termination. The Underwriter shall notify all other Investment Companies named as Insured o f the receipt o f such termination notice and the termination cannot be effective prior to 90 days after receipt o f written notice by all other Invest- ment Companies. Premiums are earned until the termination date as set forth herein. This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over o f such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing o f a petition under any State or Federal statute relative to bankruptcy or reorganization o f the Insured, or assignment f o r the benefit o f creditors o f the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition o f all o f its assets. This Bond will terminate as to any registered management investment company upon the expiration o f 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata i f terminated f o r any other reason. This Bond shall terminate (a) as to any Employee as soon as any partner, officer or supervisory Employee o f the In- sured, who is not in collusion with such Employee, shall learn o f any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part o f such Employee without prejudice to the loss o f any Property then in transit in the custody o f such Employee and upon the expiration o f ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or (b) as to any Employee 90 days after receipt by each Insured and by the Securities and E x - change Commission o f a written notice from the Underwriter o f its desire to terminate this Bond as to such Employee, or (c) as to any person, who is a partner, officer or employee o f any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge o f information that such p e r - son has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service o f the Insured or otherwise, whether such act be committed before or after the time this Bond is effective. SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION At any time prior to the termination or cancellation o f this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period o f 12 months within which to discover loss sustained by the Insured prior to the effective date o f such termination or cancellation and shall pay an additional premium therefor. Upon receipt o f such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period o f time shall terminate immediately; R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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FI 75 11 (Ed. 08/15) (Page 12 o f 13) (a) on the effective date o f any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage f o r loss sustained prior to its effective date, or (b) upon takeover o f the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed f o r this purpose without the necessity o f the Underwriter giving notice o f such termination. In the event that such additional period o f time is terminated, as provided above, the Underwriter shall refund any unearned premium. The right to purchase such additional period f o r the discovery o f loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business f o r the operation or f o r the liquidation thereof or f o r any other p u r - pose. SECTION 15. CENTRAL HANDLING OF SECURITIES Securities included in the systems f o r the central handling o f securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent o f the Insured's interest therein as effective by the making o f appropriate entries on the books and records o f such Corporations shall be deemed to be Property. The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees o f the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and o f the above named Corporations, and o f any nominee in whose name is registered any security included within the systems f o r the central handling o f securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees o f service companies perform services f o r such Corporations in the operation o f such systems. For the purpose o f the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis. The Underwriter shall not be liable on account o f any loss(es) in connection with the central handling o f securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess o f the amount(s) recoverable or recovered under any Bond or Policy i f insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only f o r the Insured's share o f such excess loss(es), but in no event f o r more than the Limit o f Liability applicable hereunder. For the purpose o f determining the Insured's share o f excess loss(es) it shall be deemed that the Insured has an interest in any certificate r e - presenting any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in ap - portioning the amount(s) recoverable or recovered under any Bond or Policy o f insurance indemnifying such Corporations against such loss(es) in connection with the central handling o f securities within such systems among all those having an interest as recorded by appropriate en - tries in the books and records o f such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value o f each such interest bears to the total value o f all such interests and that the Insured's share o f such excess loss(es) shall be the amount o f the Insured's interest in such Property in excess o f the amount(s) so apportioned to the Insured by such Corporations. This Bond does not a f ford coverage in favor o f such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems f o r the central handling o f securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account o f any loss(es) within the systems, an assignment o f such o f the Insured's rights and causes o f action as it may have against such Corporations or Exchanges shall to the extent o f such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided f o r herein. R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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FI 75 11 (Ed. 08/15) (Page 13 o f 13) SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED If more than one corporation, co-partnership or person or any combination o f them be included as the Insured herein: (a) the total liability o f the Underwriter hereunder f o r loss or losses sustained by any one or more or all o f them shall not exceed the limit f o r which the Underwriter would be liable hereunder i f all such loss were sustained by any one o f them. (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment o f all claims hereunder and shall be deemed to be the agent o f the others f o r such purposes and f o r the giving or receiving o f any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named In- vestment Company with a copy o f the Bond and with any amendment thereto, together with a copy o f each formal filing o f the settlement o f each such claim prior to the execution o f such settlement, (c) the Underwriter shall not be responsible f o r the proper application of any payment made hereunder to said first named Insured, (d) knowledge possessed or discovery made by any partner, officer or supervisory Employee o f any Insured shall f o r the purpose o f Section 4 and Section 13 o f this Bond constitute knowledge or discovery by all the Insured, and (e) i f the first named Insured ceases f o r any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured f o r the purposes o f this Bond. SECTION 17. NOTICE AND CHANGE OF CONTROL Upon the Insured's obtaining knowledge o f a transfer o f its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) o f the Investment Company Act o f 1940) o f the Insured, the Insured shall within thirty (30) days o f such knowledge give written notice to the Underwriter setting forth: (a) the names o f the transferors and transferees (or the names o f the beneficial owners i f the voting securities are requested in another name), and (b) the total number o f voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and (c) the total number o f outstanding voting securities. As used in this section, control means the power to exercise a controlling influence over the management or Policies o f the Insured. Failure to give the required notice shall result in termination o f coverage o f this Bond, effective upon the date o f stock transfer f o r any loss in which any transferee is concerned or implicated. Such notice is not required to be given in the case o f an Insured which is an Investment Company. SECTION 18. CHANGE OR MODIFICATION This Bond or any instrument amending or e f f e c - ting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature o f the Underwriter's Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights o f the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. I f more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date o f any change or modification which would adversely affect the rights o f such Investment Company. R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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FORMS AND RIDERS SCHEDULE It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond: Form No. / Edition Date Added * or Date Deleted Form Description Rider No. (if applicable) FI7510 11-16 Investment Company Bond Dec Page FI7511 08-15 Investment Company Bond Insuring Agreements FI7053 04-13 Confidential Information And Data Breach Clarifying Rider 1 FI7503 08-15 Counterfeit Currency Revision 2 FI7506 08-15 Insuring Agreement (L) Computer Systems 3 FI7516 11-16 Insuring Agreement (N) Fraudulent Transfer Instructions 4 IL7324 07-21 Global Sanction Endorsement FI7341 04-17 In-Witness Clause * If not at inception FI 88 01 10 11 FI 88 01 10 11 (Page 1 of 1) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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THIS RIDER CHANGES THE BOND PLEASE READ IT CAREFULLY RIDER NO. 1 CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER To be attached to and form part of Financial Institution Bond No. Standard Great American Investment Company Bond Bond No. FS F398598 00 In favor of Crestline Lending Solutions, LLC It is agreed that: 1. CONDITIONS AND LIMITATIONS, Section 2. Exclusions is amended to include: Confidential Information: Loss resulting from: a) Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information. For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be Property transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer. b) The use of another person's or entity's confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information. Data Breach Costs: Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured. 2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions and limitations, or provisions of the attached Bond other than as above stated. 3. This Rider shall become effective as of 12:01 a.m. on 09/01/2025 standard time. FI 70 53 04 13 FI 70 53 04 13 (Page 1 of 1) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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RIDER NO. 2 COUNTERFEIT CURRENCY REVISION To be attached to and form part of INVESTMENT COMPANY BOND, Bond No. FS F398598 00 In favor of Crestline Lending Solutions, LLC It is agreed that: 1. Insuring Agreement (F) Counterfeit Currency is deleted in its entirety and replaced by the following: Insuring Agreement (F) Counterfeit Currency Loss resulting directly from the receipt by the Insured, in good faith, of any counterfeit money. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 3. This Rider shall become effective as of 12:01 a.m. on 09/01/2025 standard time. FI 75 03 08 15 FI 75 03 08 15 (Page 1 of 1) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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RIDER NO. 3 INSURING AGREEMENT (L) COMPUTER SYSTEMS To be attached to and form part of INVESTMENT COMPANY BOND, Bond No. FS F398598 00 In favor of Crestline Lending Solutions, LLC It is agreed that: 1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows: INSURING AGREEMENT (L) - COMPUTER SYSTEMS Loss resulting directly from a fraudulent (1) entry of data into, or (2) change of data elements or programs within a Computer System; provided that fraudulent entry or change causes (a) Property to be transferred paid or delivered, (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or (c) an unauthorized account or a fictitious account to be debited or credited; (3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to: (a) cause the Insured or its agent(s) to sustain a loss, and (b) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit, (c) and further provided such voice instructions or advices: (i) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and (ii) were electronically recorded by the Insured or its agent(s). (4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured. FI 75 06 08 15 FI 75 06 08 15 (Page 1 of 3) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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SCHEDULE OF SYSTEMS Any System Utilized by the Insured 2. As used in this Rider, Computer System means: (a) computers with related peripheral components, including storage components, wherever located, (b) systems and applications software, (c) terminal devices, (d) related communication networks or customer communication systems, and (e) related Electronic Funds Transfer Systems, by which data are electronically collected, transmitted, processed, stored, and retrieved. 3. In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement: (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System. 4. The following portions of the attached bond are not applicable to this Rider: (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period." (b) Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability (c) Conditions and Limitations - Section 10. Limit of Liability 5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force. 6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss. 7. The Limit of Liability for the coverage provided by this Rider shall be $ 1,000,000. 8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 15,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above. 9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage. 10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety: FI 75 06 08 15 (Page 2 of 3) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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(a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider. The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured. 11. Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence: Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices. 12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy. 13. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 14. This Rider shall become effective as of 12:01 a.m. on 09/01/2025 standard time. FI 75 06 08 15 (Page 3 of 3) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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RIDER NO. 4 INSURING AGREEMENT (N) FRAUDULENT TRANSFER INSTRUCTIONS To be attached to and form part of the INVESTMENT COMPANY BOND Bond No. FS F398598 00 in favor of Crestline Lending Solutions, LLC 1. It is agreed that the following Insuring Agreement is added to the above Bond: Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that (1) The fraudulent instruction purports, and reasonably appears, to have originated from: (a) such Customer, (b) an Employee acting on instructions of such Customer; or (c) another financial institution acting on behalf of such Customer with authority to make such instructions; and (2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and (3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and (4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and (5) For any transfer exceeding the amount set forth in item 7 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and (6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer. 2. As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction. 3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction. FI 75 16 11 16 FI 75 16 11 16 (Page 1 of 2) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement: (a) loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and (b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless: (1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or (2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured. 5. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss. 6. The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond. 7. The amount of any single transfer for which verification via a call back will be required is : $ 15,000. 8. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 9. This rider shall become effective as of 12:01 a.m. on 09/01/2025 standard time. FI 75 16 11 16 (Page 2 of 2) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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IL 73 24 (Ed. 07/21) THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY. IL 73 24 (Ed. 07/21) (Page 1 of 1) GLOBAL SANCTION ENDORSEMENT Notwithstanding any other provision of this Policy, this insurance cannot provide coverage and the Insurer shall not be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such coverage or benefit, or the payment of such claim, would violate, conflict with, or expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or any applicable economic or financial sanctions or other trade laws or regulations, including, but not limited to, of the United States of America, European Union, United Kingdom, or Canada. R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466

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In Witness Clause In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative. PRESIDENT SECRETARY Copyright Great American Insurance Co., 2009 FI 73 41 04 17 FI 73 41 04 17 (Page 1 of 1) R * B0 * 09/09/2025 * FS F398598 00 Great American Insurance Company 015466